Frequently Asked Questions (FAQs) For DuPont Stockholders

April 27, 2015

Additional Information

Trian Fund Management, L.P. ("Trian") and the investment funds that it manages that hold shares of E.I. du Pont de Nemours and Company (collectively, Trian with such funds, "Trian Partners") together with other Participants (as defined below), filed a definitive proxy statement and an accompanying proxy card with the Securities and Exchange Commission (the "SEC") on March 25, 2015 to be used to solicit proxies in connection with the 2015 Annual Meeting of Stockholders of E.I. du Pont de Nemours and Company (the "Company"), including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "2015 Annual Meeting"). Information relating to the participants in such proxy solicitation (the "Participants") has been included in that definitive proxy statement and in any other amendments to that definitive proxy statement. Stockholders are advised to read the definitive proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the 2015 Annual Meeting because they contain important information, including additional information relating to the Participants. Trian Partners' definitive proxy statement and a form of proxy have been mailed to stockholders of the Company. These materials and other materials filed by Trian Partners in connection with the solicitation of proxies are available at no charge at the SEC's website at www.sec.gov. The definitive proxy statement and other relevant documents filed by Trian Partners with the SEC are also available, without charge, by directing a request to Trian's proxy solicitor, MacKenzie Partners, Inc. 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885) or email: proxy@mackenziepartners.com

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of Trian Partners, and are based on publicly available information with respect to the Company and the other companies referred to herein. Trian Partners recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with Trian Partners' conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third party reports. Trian Partners currently beneficially owns shares of the Company.

Trian Partners has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Trian Partners does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results.

Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report. Unless otherwise indicated, the figures presented in this presentation, including return on invested capital ("ROIC") and investment values have not been calculated using generally accepted accounting principles ("GAAP") and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. This is not meant to be, nor is it, a prediction of the future trading price or market value of securities of the Company. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by Trian Partners herein are based on assumptions that Trian Partners believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Trian Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Trian Partners disclaims any obligation to update the data, information or opinions contained in this presentation.

Forward-Looking Statements

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Not An Offer to Sell or a Solicitation of an Offer to Buy

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds managed by Trian are in the business of trading -- buying and selling -- securities. It is possible that there will be developments in the future that cause one or more of such funds from time to time to sell all or a portion of their holdings in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Consequently, Trian Partners' beneficial ownership of shares of, and/or economic interest in, the Company‘s common stock may vary over time depending on various factors, with or without regard to Trian Partners' views of the Company's business, prospects or valuation (including the market price of the Company's common stock), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. Trian Partners also reserves the right to change its intentions with respect to its investments in the Company and take any actions with respect to investments in the Company as it may deem appropriate.

Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Trian Partners' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

Questions on Trian's Strategy

1. **What is Trian's overall investment strategy, and how will that strategy benefit DuPont?**
   - Trian's investment strategy is to buy large stakes in high-quality but underperforming public companies and then work collaboratively with management teams and boards to improve operating performance and drive earnings growth.
   - Trian's core competency is our ability to be a catalyst for significant operating improvements and increased stockholder value at the companies in which we invest.
   - As our Principals' 40-plus year track record demonstrates, Trian directors succeed because of our deep operational experience, our focus on enhancing stockholder value and our success in cutting through management rhetoric and ensuring clear financial, strategic and operational analysis in the boardroom.
   - If elected as a minority to the DuPont Board, the Trian nominees will seek to work constructively with the other Board members and management to assess DuPont's corporate structure, determine why many of DuPont's businesses underperform their competitors, eliminate excess corporate costs and bureaucracy, improve capital allocation, enhance overall accountability and improve corporate governance, including aligning compensation with performance.
   - Trian has a long track record of driving operational improvements and growth of its portfolio companies.
     1. EPS growth of Trian's investments, core and other, has more than doubled to 8.3% after Trian's involvement[1], and
     2. Shareholder returns of Trian's core and other positions have outperformed the S&P 500 Index by over 670 basis points, annualized, after Trian's involvement; furthermore, Trian portfolio companies on which Nelson Peltz has held a board seat have outperformed the S&P 500 Index by an average of over 830 basis points, annualized.[2]

2. **Does Trian advocate breaking up DuPont?**
   - Despite DuPont's allegations, with an investment of approximately $1.7 billion in DuPont,[3] Trian is not wedded to any specific strategic and operating initiatives – other than achieving best-in-class operating performance (organic revenue growth and margins) – much less initiatives that are high-risk and value destructive.
   - Our focus is on enhancing the long-term value of DuPont for the benefit of all stockholders by improving operating performance and capital allocation. If DuPont management can implement a plan that would retain DuPont's conglomerate structure and provide better stockholder returns than would be generated if certain DuPont businesses were operated independently, Trian would be supportive of such a plan.
   - Trian put forth the idea of splitting up the Company because we believe the Company is hampered by $2 to $4 billion of excess costs and stifling bureaucracy and as a result has consistently failed to meet its growth targets.[4]

3. **Will Trian try to replace Ellen Kullman as CEO if elected to the Board?**
   - Trian is not seeking to replace Ellen Kullman.
   - If elected, Trian's four nominees will seek to work collaboratively with the Board and management and will provide the oversight necessary to help DuPont achieve best-in-class operating performance, earnings growth, returns on invested capital and corporate governance.
   - Our nominees will seek to help DuPont grow sales and profitability, which should allow DuPont's dividend to grow.
   - Trian has a track record of working collaboratively with existing management teams at our portfolio companies. The best example of this was after our only other proxy fight at H.J. Heinz, where we worked closely with Bill Johnson (the CEO at the time) and Arthur Winkleblack (the CFO at the time). Today, Bill Johnson serves as a Trian Advisory Partner and Arthur Winkleblack is one of Trian's four highly-qualified nominees for the DuPont Board.

4. **How will DuPont's dividend be affected if Trian's nominees are elected to the Board?**
   - DuPont's dividend growth has been meager during current management's tenure, growing at approximately 12% (vs 66% for its proxy peers and 117% for diversified chemical and industrial peers).[5]
   - We note that dividends can only grow if earnings grow!

- If elected to the DuPont Board, Trian's nominees will seek to grow sales, profitability and cash flow at a best-in-class pace, which should allow DuPont's dividend to grow. Trian's financial model forecasts 10% annual growth in DuPont's dividend.[6]

5. **How will Trian's involvement on the DuPont Board be beneficial to DuPont employees and its local communities?**
    - As one of DuPont's largest stockholders, Trian has a clear interest in the long-term success of the Company — our interests are fully aligned with those of DuPont's employees, customers, stockholders and the communities it serves.
    - We invested in DuPont in 2013 because we believe DuPont can be best-in-class in every aspect of its business – operations, research and development, capital allocation and corporate governance.
    - Trian's objective is to help DuPont be in a position to honor its obligations to current and former employees.
    - We believe the best way to protect employees is to ensure DuPont's long-term viability by holding management accountable for best-in-class performance in every aspect of DuPont's business.
    - If elected, Trian's nominees will seek to grow sales, profitability and cash flow at a best-in-class pace, which should result in job growth. We are also committed to increasing the dividend and maintaining DuPont's investment grade credit rating.
    - We are highly motivated to see DuPont grow and innovate once again, and we believe Trian's nominees will offer fresh perspectives and new ideas.

6. **I am a DuPont employee. How will my pension be affected if Trian's nominees are elected to the Board? Could I possibly lose my benefits or job?**
    - Trian's objective is to help DuPont be in a position to honor its obligations to current and former employees.
    - We believe the best way to protect jobs is to ensure DuPont's long-term viability by holding management accountable for best-in-class performance in every aspect of DuPont's business. If elected to the DuPont Board, Trian's nominees will seek to grow sales, profitability and cash flow at a best-in-class pace, which should benefit DuPont's employees and other stakeholders.

7. **Does Trian intend to cut DuPont's R&D spending? Won't that hurt innovation?**
    - No. Trian is committed to investment in R&D – but like other investments, we believe it must be well managed and directed towards projects that are expected to produce the best results.
    - If elected, Trian's nominees, in concert with the other directors and management, will seek to ensure that those who run the businesses will also make appropriate R&D decisions. Trian helps build businesses, as we believe that a company cannot "cost cut" its way to prosperity. In fact, almost all of the companies in which we have invested have increased capital spending, often significantly.

8. **Does Trian have concerns about the strategic decision that resulted in the sale of Performance Coatings?**
    - While we are not opposed to prudent, strategic M&A, Trian does not support dilutive capital allocation decisions (M&A or otherwise).
    - Despite DuPont's claims that Performance Coatings was a "commoditized, cyclical business"[7], we and others believe that this business is extremely high quality. The standalone Coatings business today, renamed Axalta, is viewed as a specialty business that is highly cash generative and a leader in a steady industry with barriers to entry.[8] As a result, the business currently trades at a premium valuation of 29.6x forward earnings, a multiple that is approximately 12x higher than DuPont's current trading multiple of 17.7x.[9] Berkshire Hathaway also recently acknowledged the quality and value of this business when it bought approximately 9% of the company in early April 2015. [10] We believe that DuPont clearly failed to recognize this business' transformation opportunity and, as a result, transferred over $6bn of DuPont stockholder wealth to private equity owners.[11]
    - In defending the divestiture of Performance Coatings, DuPont's management has stated, "In order to get that price in a tough market, we gave a clear roadmap to potential investors on how to grow the profitability of the business in a short number of years, and this is what the buyer has done in return for taking on the risk."[12] We disagree with DuPont's approach because DuPont stockholders were not able to participate in this significant value creation.

- Management had three options with Performance Coatings:
    1. Fix the business internally and eliminate the inefficiencies,
    2. Spin it off to shareholders and let the new entity eliminate legacy inefficiencies, or
    3. Sell the business for cash, pay ~$1 billion of tax leakage,[13] and let a new owner eliminate the inefficiencies, grow the business and reap the rewards.
- In our view, management chose the worst option, #3. In addition, management only used 25% of the proceeds to offset the dilution from the divestiture.[14] As a result, we estimate this transaction was $0.27 more dilutive to DuPont EPS than it needed to be (had the Company returned the other $3bn of proceeds to stockholders.)[15]

Questions on DuPont's Financial Performance

9. **Are DuPont's new products revenues generating real innovation or simply cannibalizing existing product sales?**
    - We believe DuPont's "new" products are, for the most part, cannibalizing the existing business.
    - In 2006, the Company reported that 63% of new products introduced in the last 5 years cannibalized existing product sales.[16] In 2007, the Company ceased reporting new products sales cannibalization. Consequently, we believe that DuPont's "new" products are not driving innovation or growth.
    - If new product sales were truly innovative, DuPont would be delivering organic growth at least in-line with peers and its own targets. On the contrary, five of DuPont's seven business segments generate lower organic growth than peers and DuPont's own long-term growth targets.[17]
    - Many of DuPont's listed "new" products appear to be iterations of existing products that were invented decades ago (e.g., Kevlar XP, Tyvek Fire Curb and Nomex XF).[18]
    - Even DuPont's claimed "break-through innovations" have not moved the needle:
        1. Rynaxypyr, an insecticide introduced in 2006, is cited by management as evidence of its integrated science strategy. However, the reality is that Rynaxypyr generated only 3% of DuPont's revenues in 2014[19] and did not help DuPont's overall crop chemicals business outperform as revenue growth trailed peers by 240 basis points annually from 2008-2014.[20]
        2. Sorona, a biomaterials business, is also referenced as a key example of the Company's "successful" integrated science strategy. However, this business accounted for less than 1% of sales in 2013.[21] We believe this business is not profitable.

10. **If DuPont is underperforming peer margins in five reported segments, is DuPont's claim that it improved margins by 740 basis points since 2008 true?**
    - Over the years, Trian has found that underperforming companies often rely on rhetoric to obfuscate their performance issues. In our view, DuPont is no exception.
    - Firstly, DuPont's claim that operating margins have expanded significantly since 2008 ignores the fact that EBITDA margins continue to underperform peers in five of seven segments.[22]
    - Secondly, we believe that DuPont's claim that operating margins expanded by 740 basis points[23] since 2008 is flawed because:
        1. Using 2008 as a starting point to measure the change in margins is misleading because it does not take into account the significant decline in margins from 2007 to 2008 as a result of the recession. We think it is more appropriate to use 2007 as a base year to compare margin performance over time; we also note that Ellen Kullman was CEO for 86% of this time period (January 2009-present) and held a role in the Office of the Chief Executive for the entire time period.
        2. DuPont attempts to take credit for the margin benefits related to positive commodity price dislocations and M&A, rather than from true operational initiatives. We estimate that the ethylene cycle alone drove 91 basis points of margin improvement from 2008-2014.[24] We also note that the Danisco business, which DuPont acquired in 2011, had margins of 25% at the time of the acquisition, pro forma for synergies, significantly above DuPont's 2008 margins of 14.9%.[25]

- The chart below shows each business segment's EBITDA margin performance in 2007 and during the last twelve months (LTM) ended Q1 2015. The chart excludes the Industrial Biosciences and Nutrition & Health segments, which are predominately comprised of businesses acquired in DuPont's 2011 acquisition of Danisco. Overall, the blended margin of the businesses that DuPont has managed throughout the period has not improved materially.

Adjusted EBITDA Margins of DuPont's Reported Business Segments [a]			
	2007	LTM (Q1'15)	Annual Change
Agriculture[b]	20.4%	22.9%	35bps
Performance Chemicals	20.0%	17.6%	-33bps
Performance Materials ex Ethylene[c]	13.8%	17.6%	52bps
Safety & Protection	31.0%	25.7%	-74bps
Electronics & Communications	18.6%	19.8%	17bps
Unallocated Corp % of Total (Corporate + Other)	-2.2%	-2.5%	-5bps
Blended (Of Businesses Shown Above)[c]	17.0%	17.5%	8bps

Source: DuPont SEC filings, Bloomberg, and Nomura research model (December 26, 2014).
Notes:
(a) "Adjusted EBITDA Margins Of DuPont's Reported Business Segments" is calculated as adjusted pre-tax operating income (as reported) plus depreciation and amortization divided by segment sales. Other and Corporate are listed as a percentage of total net sales.
(b) For Agriculture, DuPont used to list the business with Nutrition in the "Agriculture and Nutrition" segment in 2007. At the time, the business accounted for 83% of sales. Trian assumes Nutrition & Health had the same margin in 2007 as it did on average from 2008-2010 to extrapolate the historical Agriculture margin.
(c) Using Bloomberg and Nomura research model, estimates revenue and EBITDA for DuPont's ethylene cracker assuming 95% nameplate utilization and removes it from Performance Materials.

- The businesses that management did not own for the entire time period (since 2007), Axalta and Danisco, exhibit the inefficiencies of DuPont's corporate structure. Axalta's EBITDA margins improved from 8% in 2011 to 20% in 2014 after DuPont sold the business - demonstrating that Axalta is being run more efficiently outside of DuPont's corporate structure.[26] Danisco's operating margins, on the other hand, have fallen 33% since the business was acquired by DuPont.[27]

11. **Is Trian's 2011 EPS metric intellectually honest? Is Trian including or excluding the earnings contribution from discontinued operations?**
- We believe that Trian's 2011 EPS metric of $4.32 is intellectually honest. It uses DuPont's originally reported 2011 EPS, excluding significant items, on which management was compensated and adds back non-operating pension and other post-employment benefits (OPEB) expenses to conform to DuPont's current "Operating EPS" methodology.[28]
- Trian's 2011 EPS includes earnings from the Performance Coatings business, sold in 2013, for the following reasons:
    1. Trian believes all management teams, including DuPont, should be held accountable for the accretion/dilution related to their M&A decisions. DuPont made the strategic decision to sell Performance Coatings for approximately $4bn of after-tax cash proceeds[29] and had the responsibility to invest those proceeds efficiently (e.g., share buybacks and/or capital investments.)
    2. Today's 2014 EPS reflects many of the benefits of the Performance Coatings proceeds as the Company used $1bn of the net proceeds to reduce share count.[30] Accordingly, 2011 EPS should reflect the income from that business to make the two earnings figures comparable ("apples to apples").
- Trian's 2011 EPS also includes the earnings contribution from Performance Chemicals which is not yet considered a discontinued operation (and is still included in the Company's 2015 EPS guidance).

12. How much of the decline in earnings between 2011 and 2014 is attributable to currency?

- Based on disclosure from DuPont's transcripts and SEC filings, Trian estimates that underlying earnings (excluding the impact of foreign currency movements) would have grown at a 3% CAGR from 2011 to 2014.[31]
- We note that an EPS CAGR of 3% from 2011 to 2014 is still in the bottom-third of both DuPont's proxy peers and Trian's selected diversified chemical and industrial peers (which Trian believes provide a more appropriate comparison), even if one does not adjust either set of peers for similar currency headwinds.[32]
- DuPont has also increased prices during this time frame, which has somewhat offset the impact of currency headwinds (local pricing contributed 2% to sales growth during the period versus a -4% foreign currency headwind).[33]

13. Can you explain why DuPont needs to grow underlying earnings at a 29% growth rate in the last three quarters of 2015 just to achieve the low end of its guidance this year?[34]

- The 29% growth rate reflects the constant currency "core growth" needed to achieve $4.00 of EPS (the low-end of the range of the Company's 2014 guidance of $4.00-$4.20) after accounting for the additional benefits from the targeted cost savings and accretion from share repurchases.
    1. For this calculation, we adjust Q2-Q4 2014 earnings to exclude one-time benefits/losses such as $100mm of gains on sales, a lower tax rate than guided in 2015, the one-time reduction in performance-based compensation and net exchange losses. As a result, the normalized Q2-Q4 2014 EPS we use in our calculation is $2.23, 20 cents lower than the reported operating EPS of $2.43.
    2. We also adjust Q2-Q4 2015 earnings to exclude FX headwinds and to include the benefits of cost-savings and share repurchases (which are somewhat offset by the higher interest expense resulting from new Chemours debt). We arrive at Q2-Q4 15 Core EPS of $2.88 – 22 cents higher than the implied guidance for Q2-Q4 2015 EPS, which includes those benefits/headwinds.

Corporate Governance Questions

14. Why is Trian seeking four seats on the DuPont Board?

- Trian wants to see DuPont become great again by achieving best-in-class operating performance, earnings growth, returns on invested capital and corporate governance. Unfortunately, DuPont is not best-in-class in any of those metrics today. EPS figures for 2012, 2013, and 2014 were all _**below**_ 2011 levels. And even if DuPont achieves its earnings guidance, EPS in 2015 will also be below 2011 levels.[35] Furthermore, DuPont has continually missed its rolling long-term targets of 7% revenue growth and 12% EPS growth.[36] Trian was patient for 18 months before sharing its views on value creation publicly. We tried repeatedly to reach a compromise – we would have preferred to avoid a proxy contest; we take pride in our reputation as long-term stockholders who work constructively with boards and management teams.
- If elected to the DuPont Board, Trian's nominees will seek to hold management accountable for DuPont's continuing underperformance and will work collaboratively with the Board and management to assess the corporate structure, eliminate excess corporate costs, ensure productivity initiatives hit the bottom line, review capital allocation and improve corporate governance.

15. What do Trian's nominees bring to the DuPont Board that it does not already have?

- Trian's nominees have the experience, skill-sets and passion to address the underperformance at DuPont.
- Attributes of Trian's nominees:[37]
    1. Oversaw high performance cultures
    2. Diverse industry backgrounds
    3. Relevant chemicals and industrials experience
    4. Global perspectives
    5. Independence in the boardroom
    6. Ownership mentality in the boardroom

7. Wendy's, where Nelson Peltz serves as Non-Executive Chairman of the Board, was an early adopter of proxy access
8. 3 of 4 nominees have served as a public company CEO or CFO
9. Our 4 nominees have held a cumulative total of 20 public company board seats
10. Exceptional track records driven by operational improvements

- Nelson Peltz: CEO and a founding partner of Trian; has served as CEO of six public companies, including a Fortune 100 industrial company with 24,000 employees and 115 manufacturing facilities worldwide.
- John Myers: Former President and CEO of GE Asset Management – grew assets under management from $58 billion to $200 billion; currently serves on the board of Legg Mason (Nominating and Corporate Governance Committee) and previously served as a director of Hilton, DoubleTree, Callaway Golf and Promus Hotel. Mr. Myers spent the first half of his 35+ year career at General Electric in various managerial roles on the industrial side of GE's business, where he gained valuable operational skills.
- Arthur Winkleblack: Former CFO of Heinz who also held various positions over multiple decades at PepsiCo and Allied Signal, as well as private equity portfolio companies; currently serves on the boards of Church & Dwight and RTI International Metals; strong regulatory/safety credentials running global manufacturing footprint at past companies.
- Robert Zatta: Former Acting CEO and long-time CFO of Rockwood, a chemicals conglomerate; oversaw best-in-class capital allocation execution and successful strategic investments; extensive international regulatory experience in TiO2/lithium businesses.
- Trian has a long track record of driving operational improvements and growth of its portfolio companies.
    1. EPS growth of Trian's investments, core and other, has more than doubled to 8.3% after Trian's involvement, and[38]
    2. Shareholder returns of Trian's core and other positions have outperformed the S&P 500 Index by over 670 basis points, annualized, after Trian's involvement; furthermore, Trian portfolio companies on which Nelson Peltz has held a board seat have outperformed the S&P 500 Index by an average of over 830 basis points, annualized.[39]

16. Why does Trian believe a Trian Principal needs to be elected to the DuPont Board?
- As a member of the board, a Trian Principal seeks to:
    1. Eliminate management's rhetoric. The Trian team works with the Trian Principal to ensure that he is fully prepared for every board meeting so that he can help stimulate a robust discussion in the boardroom. This allows the right questions to be asked which helps ensure that the board makes its decisions based on analysis grounded in reality and free from "spin".
    2. Eliminate management's "information advantage." We question whether the Board was aware of: 1) the significant growth of Axalta's EBITDA after its acquisition; 2) that the CEO sold over half of her stock since Trian's investment; 3) the fact that management suggested that changes in pension accounting led to lowered margin targets at the 2013 Investor Day; 4) the release of 9 different EPS figures for 2011; and 5) the lack of transparency when reporting financial and operating metrics.[40]
    3. Trian believes it already has had a significant impact at DuPont, but there is more value to be unlocked. For instance, the Company announced a $925mm "Fresh Start" cost savings initiative;[41] however, it has not committed to flow through the savings to the bottom line. Moreover, revenue growth and margins still trail peers in five of seven segments.[42]
    4. Trian has a track record of adding value in the boardroom, improving both operating results and share price performance. [43] The Trian approach makes the boardroom a place of constructive debate. Trian's Principals seek to "raise the bar" for fellow board members and management in the companies in which we invest, which directly benefits all stockholders.
- Trian Principals bring an "ownership mentality" to the boardroom.

17. **Does Trian create a "shadow management team" to work with the board?**
    - DuPont suggests that Trian creates a "shadow management team" when a Trian Principal joins a board – this is just rhetoric: Trian simply strives to eliminate the "information advantage" that management teams have over the board.
    - It is not unusual for board and committee members to receive a thousand pages of material just a few days before a meeting; as a result it is difficult, if not impossible, for any director without a team of analysts to thoroughly review all of the information.
    - Trian shares all of its findings with senior management and the rest of the board to ensure that the dialogue in the boardroom is robust, dispassionate and focused on the key issues at hand.
    - We encourage you to review the testimonials on our website (www.DuPontCanBeGreat.com) from board members with whom Trian Principals have worked.

18. **How will Trian's nominees help DuPont improve performance?**
    - Trian believes that it has already been driving constructive and meaningful change at DuPont. Since we first invested in March 2013, DuPont has announced the planned spin-off of Performance Chemicals (Chemours), a commitment to return more capital to stockholders, the Fresh Start cost-reduction initiatives, the appointment of new independent directors and the amendment to its key performance indicators for management's 2015 compensation plan.
    - However, we believe that there is still much more value to created. Trian's nominees, if elected as a minority of the DuPont Board, will seek to work collaboratively with the Board and management to:
        1. **Assess the corporate structure** and determine whether management is capable of achieving best-in-class revenue growth and margins with the existing portfolio or whether there is a need to separate the portfolio – our nominees are open-minded as to the best path forward.
        2. **Eliminate excess corporate costs** and ensure that productivity initiatives hit the bottom line.
        3. **Assess capital allocation** including organic investments (e.g., research and development, capital expenditures, industrial biosciences initiatives), M&A, balance sheet efficiency and capital return policies (increasing dividends).
        4. **Improve corporate governance** including increasing transparency of business performance, aligning compensation programs with performance and fostering overall accountability for promised performance.

19. **DuPont says having Trian on the Board is "risky" and "value-destructive" – why is this not the case?**
    - We believe DuPont is attempting to distract and mislead stockholders from the real issue at the Company – its consistently subpar performance. 2015 is projected by the Company to be the fourth year in a row that DuPont's earnings will be below its earnings from 2011. [44]
    - Trian is not wedded to any specific agenda, much less a high-risk agenda. Our focus is on enhancing the long-term value of DuPont for the benefit of all stockholders.
    - Trian's initiatives for DuPont have never included aggressively leveraging the Company. We believe a prudent capital structure with a strong credit rating (investment grade) is a powerful tool to help improve stockholder returns over time. Trian's suggestion was always to keep Chemours investment grade, while management has chosen to put the company's credit rating into "junk" territory, [45] utilizing approximately twice the balance sheet leverage that Trian proposed. [46]
    - Trian believes DuPont has tremendous potential, and if elected to the DuPont Board, Trian's nominees will seek to help DuPont make needed improvements for the benefit of all DuPont stockholders.
    - Trian's nominees will seek to work collaboratively with the Board and management and provide the oversight necessary to help DuPont achieve best-in-class operating performance, earnings growth, returns on invested capital and corporate governance.

20. **Based on DuPont's stock price performance, is Trian's involvement really necessary?**
    - Yes, Trian believes much of DuPont's share price appreciation over the last two years has not been driven by fundamentals.
    - DuPont's stock price has risen over 40% since the date of Trian's initial investment[47], yet DuPont's 2014 EPS and its guided 2015 EPS are below 2011 levels.[48]

- Since January 1, 2009 (when Ellen Kullman became CEO), DuPont's two largest one-day stock price increases on a percentage basis relative to the S&P 500 Index occurred on July 17, 2013, the day it was first reported Trian had invested in DuPont, and on September 17, 2014, the day we publicly released a letter to the DuPont Board outlining proposed strategic and operating initiatives.[49]
- DuPont's stock price has declined an aggregate of $12 on the trading day following all 32 announcements of earnings or guidance since April 2009.[50]
- Other boards seem to recognize that stockholders do not want entrenched directors and poor corporate governance at spin-offs; recently announced or completed spinoffs (e.g., Time Inc., Gannett's publishing business, and PayPal) have corporate governance provisions that are much more shareholder-friendly than those proposed for Chemours.[51]

21. Why is Trian concerned that DuPont is spinning off Chemours to stockholders with a poor corporate governance structure? Do you think it will have an impact on shareholder value?

- o DuPont has announced that Chemours will have a staggered board at least until 2017 (with each director serving a three-year term).[52] Because stockholders will not be allowed to elect directors annually, we believe that this staggered board structure will drastically limit the ability of stockholders to hold the board accountable.
- o Stockholders will not be allowed to amend Chemours' bylaws and various provisions of its certificate of incorporation unless 80% of the outstanding shares vote in favor of the amendment.[53] By setting the supermajority threshold so high, DuPont has made it almost impossible for stockholders to amend most provisions contained in Chemours' organizational documents.
- o DuPont established a 35% threshold for stockholders to call a special meeting (later reduced to 25% in March 2015 after Trian made note of it), and Chemours' stockholders will be prohibited from taking action by written consent.[54]
- o After the spin-off, Chemours will not be permitted to engage in various business activities relating to fluoropolymers for a period of five years. In addition, any third party that purchases Chemours during this period will in most cases become subject to the same restrictions, and hence could be impeded from completing the purchase unless it divests all of its business units (or those of its affiliates) relating to such activities.[55] We believe this type of provision is inappropriate and has the ability to negatively impact stockholder value. By requiring Chemours to agree to such a broad non-compete provision, we believe that DuPont may be deterring certain strategic and financial buyers from acquiring Chemours in a transaction that could otherwise maximize value for Chemours' stockholders.
- o After the spin-off, Chemours will enter into a Transition Services Agreement with DuPont whereby DuPont will provide certain functional services to Chemours and certain of its subsidiaries for up to 24 months. However, if any of those subsidiaries undergoes a change of control, DuPont has the right to immediately terminate the Transition Services Agreement and potentially cut off services that are vital to Chemours.[56] Again, we believe that this type of provision is inappropriate, and it could impede Chemours from entering into certain sale transactions or divestitures that would be otherwise beneficial to stockholders.

22. Why is DuPont spinning off Chemours with such a poor corporate governance profile?

- o DuPont has provided little explanation in its public filings as to why it believes that the corporate governance provisions described above are necessary.[57] Trian is concerned that DuPont is employing an "entrenchment" tactic—in our view, DuPont is spinning off Chemours with a poor governance package, in part, to preserve the status quo and impede certain acquirers from purchasing the business.
- o Rather than focusing on maximizing stockholder value, it appears to us that DuPont is more concerned about proving to stockholders that the "status quo" at Chemours is best. Chemours has appointed two former DuPont directors to its Board,[58] will move in to the old company headquarters in Wilmington and will be burdened by what management believes are the "right" corporate costs. Moreover, because of Chemours' poor corporate governance framework, stockholders will have much less ability to influence the future direction of the business.
- o DuPont recently stated that the "Board prioritizes reviewing emerging best practices in corporate governance…[and] believes that the proposed governance structure of Chemours…is in the best interest of stockholders," but in our view, the Board is ignoring the fact that other boards seem to have recognized that stockholders do not want entrenched directors and poor corporate governance at spin-offs; recently announced or completed spinoffs (e.g., Time Inc.,

Gannett's publishing business, and PayPal) have corporate governance provisions that are much more shareholder-friendly than those proposed for Chemours.[59]

23. What is the maximum number of boards a DuPont director can serve on?

- DuPont's policy is that no DuPont director who is also an executive officer of a public company may serve on more than three public company boards, including the DuPont Board.[60] Because none of the Trian nominees or its alternate nominee is an executive officer of a public company, this policy is not applicable.

- DuPont's policy is that if a director is not an executive officer of a public company, he or she may serve on a maximum of four public company boards, including DuPont's Board.[61] None of Trian's nominees or its alternate nominee currently serves on the boards of more than three other public companies and if elected to the DuPont Board would therefore not serve on more than four public company boards, including the DuPont Board.

24. Was Trian's request to present its investment thesis to the full Board turned down? If so, why?

- On various occasions, Trian made it clear that it was interested in meeting with DuPont's Board of Directors. For example, in a letter dated November 5, 2013 to Alexander M. Cutler, DuPont's Lead Director, Trian and CALSTRS wrote: "[D]espite repeated attempts to engage in constructive dialogue over the past four months, Trian has had only two meetings with senior management and/or DuPont's advisors, and only one which included DuPont's Chair and CEO Ellen Kullman. We are disturbed by this lack of interaction. Of all the investments Trian has made over the years, Trian has never experienced a management team so reluctant to engage in a dialogue…[B]ased on the lack of interaction with management, Trian and CalSTRS are now requesting a meeting with you (and perhaps other directors). As Lead Director, we understand that one of your responsibilities, if requested by major shareholders, is to ensure that you are available for consultation and direct communication. With deadlines for shareholder proposals and director nominees fast approaching, time is of the essence." On November 15, 2013, Trian and CALSTRS wrote a follow-up letter to Mr. Cutler concerning an upcoming December 2013 meeting. That letter concluded with the following statement: "We believe it is healthy to challenge management and the status quo. We hope that our meeting with you and perhaps other members of the Board will be a first step in building a constructive and mutually beneficial long-term relationship." On December 10, 2013, representatives of Trian, including our Chief Investment Officer and Principal, Ed Garden, met with Mr. Cutler and Company management. No other independent members of the DuPont Board attended that meeting. Both of the letters referred to above are available at: www.DuPontCanBeGreat.com.

- On September 16, 2014, Trian sent its summary White Paper to the entire DuPont Board and described the lack of open dialogue between the Company's management and Trian. Trian wrote, "In order to assist you in discerning rhetoric from reality, we are attaching a summary of our White Paper… We remain willing to engage in discussions with you [i.e., the DuPont Board of Directors] at any time." Trian's summary White Paper and letter to the Board are available at: www.DuPontCanBeGreat.com.

- On January 14, 2015, Trian and DuPont communicated about the scheduling of meetings for Trian's nominees with the four members of DuPont's Corporate Governance Committee. As noted on page 24 of Trian's definitive proxy statement dated March 25, 2015, Trian expressed disappointment that the Committee did not want to interview one of our Nominees, our CEO and Principal, Nelson Peltz. Trian advised the Company that Mr. Peltz had never met members of the Committee and Trian believed it was appropriate for the entire Committee to meet with Mr. Peltz in order to gain additional insight into his qualifications. In late January, each of the nominees met with the Chair of the Committee and Mr. Cutler. However, the other two members of the Committee never met any of the nominees, nor did they participate in those Committee meetings by phone or video conference.

25. One targeted nominee, Lois Juliber, was a Trian appointee at Kraft in 2007. Did she ever get the benefit of the Trian resources for Kraft board meetings? If so, did she ever make a public statement on the helpfulness/disruptiveness of Trian's engagement with Kraft?

- Lois Juliber was not a Trian appointee or a Trian nominee to the Kraft board. On November 7, 2007, Kraft issued a press release that stated that Kraft had named two new directors, including Ms. Juliber, "who have been selected by the company and supported for nomination by Trian." Trian never received any Kraft board materials as result of Ms. Juliber joining the Kraft board. In January 2014, Mr. Peltz joined the Mondelēz board, of which Ms. Juliber is a member. When

Mr. Peltz joined the Mondelēz board, Trian signed a confidentiality agreement and representatives of Trian have been afforded access to materials provided by Mondelēz to Mr. Peltz. Irene Rosenfeld, Chairman and CEO of Mondelēz, has said: "Since joining our board in January 2014, Nelson has been a constructive participant in our board processes. His knowledge and experience in the food industry has added good value to our discussions." (See www.DuPontCanBeGreat.com.) We are unaware of any public statement by Ms. Juliber about Mr. Peltz's involvement on the Mondelēz board or our engagement with Kraft.

End Notes

[1] See Appendix A below.

[2] See Appendix B below.

[3] Source: Bloomberg as of 4/23/15.

[4] For additional information, please refer to pages 85 and 86 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[5] Source: SEC filings. All calculations represent 2008-2014 dividend growth. Calculated based on dividends declared in a given calendar year. "Proxy peers" refer to the proxy peers disclosed in DuPont's proxy statement. "Diversified chemical and industrial peers" refers to the set of companies which Trian believes is more comparable to DuPont and includes FMC, Eastman, Danaher, BASF, Dover, Eaton, Emerson Electric, United Technologies, Honeywell, Dow, 3M, Ingersoll-Rand, General Electric, Huntsman, and Celanese.

[6] For additional information, please refer to page 9 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com. Also see "Trian Implied Target Value for DuPont Stock," which was filed with the SEC on April 17, 2015.

[7] DuPont letter to shareholders, which was filed with the SEC on March 23, 2015.

[8] Source: Nomura Securities 12/22/14.

[9] Source: Bloomberg as of 4/23/15.

[10] Source: "Berkshire Hathaway to Buy 8.7% Stake in Axalta Coating From Carlyle", By Ryan Dezember and Chelsey Dulaney, Wall Street Journal as of 4/7/15.

[11] Source: DuPont 2013 Form 10-K and Bloomberg as of 4/23/15.

[12] "In Making Its Case, Trian Attacks Two Big DuPont Deals", by David Benoit, Wall Street Journal as of 9/17/14.

[13] Source: DuPont 2013 Form 10-K and "The Carlyle Group Completes Acquisition of DuPont Performance Coatings", February 3, 2013, http://www.carlyle.com/news-room/news-release-archive/carlyle-group-completes-acquisition-dupont-performance-coatings.

[14] Source: 2013 Guidance/Update Call transcript, December 11, 2012.

[15] Trian calculates that the sale of Performance Coatings would have resulted in $0.27/share less dilution if DuPont had used the additional $3bn in sale proceeds to repurchase stock at the average 2012 share price.

[16] Source: Trian estimates based on DuPont's 2006 Data Book.

[17] For additional information, please refer to pages 19 and 20 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[18] Source: DuPont's 2014 Data Book.

[19] Source: DuPont 2014 Form 10-K and DuPont Bank of America Merrill Lynch Global Agriculture Conference 2015 transcript, February 26, 2015.

[20] For additional information, please refer to page 19 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[21] Source: 12/3/13 Citi Basic Materials conference transcript.

[22] For additional information, please refer to page 20 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available www.DuPontCanBeGreat.com.

[23] Source: "DuPont Issues Letter to Shareholders", 2/17/15, http://investors.dupont.com/investor-relations/investor-news/investor-news-details/2015/DuPont-Issues-Letter-to-Shareholders/default.aspx.

[24] Source: DuPont SEC filings, Bloomberg and Nomura research model (December 26, 2014). Estimates revenue and EBITDA for DuPont's ethylene cracker assuming 95% nameplate utilization for both 2008 and 2014.

[25] Company SEC filings and transcripts, Danisco annual and quarterly financial reports and transcripts. Makes pro forma adjustments to Danisco's EBITDA for CY 2010 for DuPont's claimed synergies of $130 million. DuPont's 2008 EBITDA is adjusted for significant items (as described in its SEC filings) and DuPont's non-operating pension & other post-employment benefits (OPEB) expenses.

[26] Source: Axalta Form S-1 filed on 8/20/14, Trian estimates, and SEC filings. Compares 2011 EBITDA margin reported by DuPont and 2014 EBITDA margin reported by Axalta. DuPont EBITDA adjusted for unallocated corporate expense (2% of sales), and adds back non-cash items and certain pension expense to make it comparable to Axalta figures. Axalta EBITDA is Axalta's Adjusted Operating Income plus D&A. This figure differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make it comparable to DuPont figures.

[27] For additional information, please refer to page 25 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[28] For more information on how Trian calculates 2011 EPS (and DuPont's nine different "versions" of 2011 EPS), please see pages 5 and 7 of our presentation entitled, "Shining a Light on DuPont's Rhetoric," filed with the SEC on March 12, 2015 and available at www.DuPontCanBeGreat.com.

[29] Source: DuPont 2013 Form 10-K.

[30] Source: 2013 guidance/update call transcript, December 11, 2012 and Company 2014 Form 10-K.

[31] Source: DuPont Q4 2014 earnings call transcript and press release dated January 27, 2015, DuPont Q4 2013 earnings call transcript and press release dated January 28, 2014, DuPont Q4 2012 earnings call transcript and press release dated January 22, 2013 and Trian calculations. Removes the impact of exchange gains/losses from currency headwinds quoted in the transcript as it is unclear whether these gains/losses are one-time in nature.

[32] For additional information, please refer to page 15 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com. "Diversified chemical and industrial peers" refers to the set of companies which Trian believes is more comparable to DuPont and includes FMC, Eastman, Danaher, BASF, Dover, Eaton, Emerson Electric, United Technologies, Honeywell, Dow, 3M, Ingersoll-Rand, General Electric, Huntsman, and Celanese.

[33] Source: DuPont's 2012, 2013 and 2014 Form 10-Ks.

[34] For additional information, please refer to page 14 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[35] Source: DuPont SEC filings, earnings transcripts. 2011 EPS (after adjusting for changes in reporting methodology that DuPont applied to subsequent EPS figures) was $4.32. Operating EPS in 2012, 2013, and 2014 was $3.77, $3.88, and $4.01, respectively. As per April 21, 2015 earning conference call, Operating EPS expected "to be at the low end of [DuPont's] previously communicated range of $4.00 to $4.20."

[36] Source: DuPont's 2011 and 2013 Investor Day transcripts dated December 13, 2011 and May 2, 2013, respectively.

[37] For additional information, please refer to pages 8 and 44-59 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[38] See Appendix A below.

[39] See Appendix B below.

[40] For additional information, please refer to pages 34-37 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[41] Source: Company SEC filings, transcripts and press releases. Represents announcement of Fresh Start Initiative in which $1.3bn cost saving plan includes $375m of costs transferred to Performance Chemicals (according to Q4 2014 earnings call). Please refer to page 74 of Trian's White Paper, which was filed with the SEC on February 17, 2015 for further details.

[42] For additional information, please refer to pages 19 and 20 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[43] See Appendices A and B below.

[44] Source: DuPont SEC filings, earnings transcripts. 2011 EPS (after adjusting for changes in reporting methodology that DuPont applied to subsequent EPS figures) was $4.32. Operating EPS in 2012, 2013, and 2014 was $3.77, $3.88, and $4.01, respectively. As per April 21, 2015 earning conference call, Operating EPS expected "to be at the low end of [DuPont's] previously communicated range of $4.00 to $4.20."

[45] Source: "Ratings Action: Moody's Assigns Chemours Ba3 Corporate Family Rating" 4/24/15 https://www.moodys.com/research/Moodys-Assigns-Chemours-Ba3-Corporate-Family-Rating--PR_323305?WT.mc_id=AM~RmluYW56ZW4ubmV0X1JTQl9SYXRpbmdzX05ld3NfTm9fVHJhbnNsYXRpb25z~20150424_PR_323305.

[46] Source: SEC filings and The Open Letter to the DuPont Board (Trian Summary White Paper) dated September 16, 2014, which was filed with the SEC on January 9, 2015 and is available at www.DuPontCanBeGreat.com. Page 22 of Trian's Summary White Paper proposes a Net Debt/EBITDA ratio of approximately 2x for Chemours. Chemours' Form 10 that was filed with the SEC on April 21, 2015 indicates a post-spin Net Debt / EBITDA of approximately 4x at Chemours. Both leverage ratios exclude unfunded pension liabilities.

[47] Source: Bloomberg as of 4/23/15.

[48] Source: DuPont SEC filings, earnings transcripts. 2011 EPS (after adjusting for changes in reporting methodology that DuPont applied to subsequent EPS figures) was $4.32. Operating EPS in 2012, 2013, and 2014 was $3.77, $3.88, and $4.01, respectively. As

per April 21, 2015 earning conference call, Operating EPS expected "to be at the low end of [DuPont's] previously communicated range of $4.00 to $4.20."

[49] For additional information, please refer to page 61 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com.

[50] For additional information, please refer to pages 62 and 63 of the Trian Discussion Points, which were filed with the SEC on April 21, 2015 and are available at www.DuPontCanBeGreat.com. These pages detail a $10 share decline on the trading day following all earnings events from January 2009 through January 2015, excluding the Q4 2008 announcement as the CEO did not oversee that period. In addition to the events detailed on these pages, the DuPont share price declined by $2.15 on April 21, 2015 (the trading day following the release of DuPont's Q1 2015 earnings), thereby making the total share price decline equal to more than $12 on the trading day following each of the 32 identified earnings events.

[51] Source: Company SEC filings.

[52] Source: DuPont SEC filings. On March 30, 2015, in response to requests for improvements of Chemours' corporate governance by Trian and following a stockholder lawsuit, DuPont announced that Chemours' classified board structure will be put to a stockholder vote at Chemours' first annual meeting in 2016. However, even if stockholders vote to remove Chemours' classified board, it will remain in place until at least 2017.

[53] Source: Second Amendment to the Chemours Form 10 that was filed with the SEC on April 21, 2015.

[54] Source: Supplement to DuPont's Proxy Statement dated April 23, 2015 and the Second Amendment to the Chemours Form 10 that was filed with the SEC on April 21, 2015.

[55] Source: Section 5.4 of the Separation Agreement between DuPont and Chemours, attached as Exhibit 2.1 to the Second Amendment to the Chemours Form 10 that was filed with the SEC on April 21, 2015.

[56] Source: Section 5.03 of the First Amended and Restated Transition Services Agreement between DuPont and Chemours, attached as Exhibit 10.1 to the Second Amendment to the Chemours Form 10 that was filed with the SEC on April 21, 2015.

[57] For example, the Supplement to DuPont's Proxy Statement dated April 23, 2015 simply states that "[f]ollowing its careful evaluation...your Board believes that the proposed governance structure of Chemours, reflecting the changes described herein, is in the best interest of its stockholders."

[58] Source: Company SEC filings.

[59] Source: SEC filings, press releases.

[60] Source: DuPont Board of Directors Corporate Governance Guidelines dated December 2014.

[61] Source: DuPont Board of Directors Corporate Governance Guidelines dated December 2014.

Appendix A:

Annual Adjusted EPS[1] Growth for Core and Other Trian Investments[2]

Time Period: From the Date of Trian's First Purchase Through the Present (or last day of trading on exchange)

Compared to Prior 5-Year Period


8.3%
EPS CAGR:
2.4x Greater
3.5%
Trian Investments
During Prior 5-Year Period (3)
Trian Investments
During Time Period (4)

Source: Company filings, Bloomberg.

(1) Adjusted earnings per share ("EPS") is defined as net income excluding specifically identified items divided by the weighted average number of diluted shares outstanding during the fiscal year. Trian believes that using EPS on an adjusted basis for this analysis provides a more accurate representation of a company's operating performance across time periods. Adjustments to net income include, but are not limited to, certain non-cash items (e.g., impairments, intangibles amortization, non-cash interest), non-recurring items (e.g., one-time gains and/or losses, restructuring costs, extraordinary items) and non-operational items (e.g., acquisition costs, legal settlements, hedges).

(2) "Core and Other Trian Investments" refers to the same population of Trian investments used for the Total Shareholder Return (TSR) analysis described on Appendix B of this presentation. Please refer to the summary chart on Appendix B for the names of the "Core Trian Investments" and "Other Trian Investments" used in the TSR analysis and the criteria used to select such investments. Such investments do not represent all of the investments purchased or sold for Trian's clients.

(3) The Annual Adjusted EPS Growth during the "Prior 5-Year Period" represents the compound annual growth rate ("CAGR") calculated using the company's Adjusted EPS on the "pre-investment date" versus the Adjusted EPS five years prior to such date. For purposes of this analysis, the "pre-investment date" for each Trian portfolio company was established as the portfolio company's (forward or backward-looking) fiscal year-end that was closest to Trian's initial investment date.

(4) The Annual Adjusted EPS Growth during the Time Period represents the CAGR calculated using the company's Adjusted EPS on the "pre-investment date" versus the Adjusted EPS through either calendar year 2014 or the last full fiscal year prior to the last day of public trading of the company's stock.

Note: While Trian may believe that earnings per share growth during the Time Period is attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Trian's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Trian's efforts and what may have been attributable to other factors. The EPS Growth figures on this page should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of the investments included in this analysis were or will be profitable in any of the funds managed by Trian. Past performance is not an indication of future results.

Appendix B:

	Company	Highest % of Total Company Owned by Trian (1)	Time Horizon (Years) (2)	Cumulative Total Shareholder Return (TSR) (3) Over Time Horizon: Stock	Cumulative Total Shareholder Return (TSR) (3) Over Time Horizon: S&P 500 (4)	Annual Bps of Outperformance Over Time Horizon vs. S&P 500
Core Trian Investments (5)	*Wendy's / Tim Hortons	20.3 %	9.4	314%	110%	805bps
	Cadbury / Dr Pepper Snapple	4.4 %	8.3	261%	78%	944
	Tiffany & Co.	8.7 %	8.2	147%	76%	448
	*Mondelez / Kraft Foods	3.1 %	8.0	167%	74%	590
	*H.J. Heinz	4.3 %	7.3	177%	53%	890
	*Legg Mason	11.4 %	6.2	227%	175%	333
	Family Dollar	8.5 %	5.3	183%	105%	720
	Domino's Pizza	9.9 %	4.0	518%	72%	4,275
	State Street	3.3 %	4.1	90%	77%	201
	*Ingersoll-Rand / Allegion	7.1 %	3.2	154%	70%	1,575
	Lazard	6.0 %	3.2	128%	68%	1,194
	InterContinental Hotels Group	4.0 %	3.1	107%	65%	880
	PepsiCo	1.3 %	2.5	50%	57%	(211)
	Danone	1.0 %	2.5	51%	57%	(185)
	DuPont	2.7 %	2.1	54%	42%	485
	The Bank of New York Mellon	2.7 %	1.1	33%	17%	1,393
Other Trian Investments (at or above 4.2%) (6)	Cracker Barrel Old Country Store	4.9 %	9.5	410%	112%	1,054
	Cheesecake Factory	14.0 %	7.5	124%	64%	459
	Chemtura	4.3 %	4.0	(96%)	(7%)	(5,320)
	Peet's Coffee & Tea	4.8 %	1.8	81%	15%	3,008
Average Outperformance						**677bps**
Average Outperformance for Companies on which Nelson Peltz Serves or has Served on the Board						**839bps**

Notes

*Denotes a board on which Nelson Peltz serves or has served

(1) Represents the highest percentage of the company's outstanding shares held across all of Trian's equity investment vehicles at any point during the life of the investment.

(2) Time horizon is defined as from the date of Trian’s first purchase through the earlier of 4/16/2015 or last day of public trading.

(3) The TSR figures in the column titled “Stock” reflect the change in the stock price of each company referenced plus the effect of dividends received over the relevant time period. The TSR figures in the Stock column should not be construed as an indication of the performance of the funds managed by Trian and it should not be assumed that any or all of these investments were or will be profitable in any of the funds managed by Trian.

(4) We highlight the S&P 500 Index (the "Index") here only as widely recognized index, however, for various reasons the performance of the Index and that of the individual companies included in this chart may not be comparable. Reference to the S&P 500 used in this chart shall mean the S&P 500 Total Return Index, which includes the price changes of all underlying stocks and all dividends reinvested. S&P data is obtained from Bloomberg using the SPX ticker with the inclusion of dividend re-investment.

(5) This category includes all of the investments made by Trian since Trian’s inception in November 2005 (through March 2015): (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company or (ii) that were or are a publicly disclosed activist position in which funds managed by Trian invested at least $700 million of capital (the representative size of Trian’s current activist investments) and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a white paper” and met with management. The companies shown on this page do not represent all of the investments purchased or sold for Trian’s clients.

(6) This category includes all other investments made by Trian since Trian’s inception in November 2005 (through March 2015) in which funds managed by Trian held 4.2% or more of the company’s outstanding shares, the percentage that Trian held in chemical company Chemtura.